SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 20th October 2010
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 21st, 2010	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

Issued: Thursday, 21st October 2010, London, U.K.
Results announcement for the third quarter 2010

Q3 EPS before major restructuring of 28.2p*
Q3 dividend up 7% to 16p

Results before major restructuring*
				9 months
	Q3 2010			2010
	£m	CER%	£%	£m	CER%	£%
Turnover	6,813	(2)	1	21,195	4	5
Earnings per share	28.2p	(6)	(1)	61.5p	(33)	(28)

Total results
				9 months
	Q3 2010			2010
	£m	CER%	£%	£m	CER%	£%
Turnover	6,813	(2)	1	21,195	4	5
Restructuring charges	171			1,062
Earnings per share	25.3p	(10)	(4)	45.7p	(46)	(41)
The full results are presented under ‘Income Statement’ on pages 8 and 15.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 7.
Summary
•	Total sales of £6.8 billion (-2%); sales +2% excluding pandemic and Avandia products

•	Sales diversification continues: strong growth in key investment areas partly offsets declines in US and European pharmaceuticals:
-	USA (-8%) and Europe (-9%) reflecting lower Avandia and Valtrex sales

-	Emerging Markets (+14%); Japan (+3%); Vaccines (+19%); Respiratory (+5%); Dermatology (approximately +6% pro-forma); Consumer Healthcare (+4%)

-	Sales from ‘white pills/western markets’: 23% (29% Q3 2009)
•	9 month sales £21.2 billion (+4%); sales +2% excluding pandemic and Avandia products

•	Increased new product contribution (excluding pandemic products): Q3 sales +44% to £448 million; 9 month +36% to £1.25 billion

•	Q3 Avandia charge of £147 million reflecting sales returns (£65 million) and one-off charges (£82 million)

•	Continued focus on ROI, cost management and cash generation:
-	2010 expectation on Cost of sales, SG&A and R&D unchanged

-	2010 Other operating income expectations lowered to around £500 million following assessment of asset disposal opportunities

-	2010 operating profit margin (excluding legal costs) expected to be in the range of 32% to 32.5%

-	9 month net cash inflow from operating activities of £5.3 billion
•	Q3 tax rate 24.4%* reflecting resolution of certain historical tax matters
-	2010 tax rate now expected to be around 29%*

GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
GSK’s growth/risk profile is fundamentally changing. Our strategy to diversify our business is generating sustained sales growth from key investment areas such as Vaccines, Respiratory, Dermatology, Emerging Markets, Japan and Consumer Healthcare.
At the same time, our generic exposure in the USA is reducing and regulatory uncertainty around Avandia has diminished.
This is not to say that significant issues do not remain. Clearly our operating environment is challenging and the measures being put in place by governments to reform healthcare and reduce deficits are impacting our performance along with others in our sector.
Overall, we estimate Group turnover was reduced by approximately 2% in the quarter as a result of US healthcare reform and European government ‘austerity’ measures.
Comparison to high pandemic product sales a year ago and continued sales declines of Avandia and Valtrex impacted our overall sales growth for the quarter. Excluding these three factors, Group sales growth was around 6% and it is worth noting that these particular headwinds will diminish rapidly over the next 12 months.
This underlying sales growth for GSK is a direct result of the strategy we have been implementing to significantly shift investment and resources to support expansion in key business areas and new products.
New product sales grew 44% in the quarter to £448 million. Year to date sales were £1.25 billion and I am pleased that this includes more than £200 million of sales from new oncology products, Tykerb, Arzerra and Votrient.
In Consumer Healthcare, our sales again grew faster than the markets in which we compete (4% vs 3%). Q3 reported growth was impacted by a difficult year-on-year comparison following alli’s launch in Europe last year . Momentum in most other OTC categories and in our Oral care and Nutritionals units is positive. Nutritionals especially stands out this quarter with new product innovation in emerging markets such as India helping drive sales growth of 12%.
Disciplined allocation of capital and continued cost reduction remain key priorities for GSK.
We are on track to deliver £2.2 billion of annual restructuring savings by 2012 and now expect to realise certain savings in R&D earlier than expected. The R&D cost savings programme announced earlier this year, which included termination of certain areas of discovery research and a significant reduction in infrastructure, is ahead of plan with the majority of savings now expected in 2011.
In addition to reducing cost, one of the key levers to improving returns on investment in R&D is through improved productivity. We continue to develop a deep and comprehensive pipeline of assets and are relentlessly focused on deriving clinical differentiation and value for money. In the coming months I expect to see further maturation of several late stage assets with increased visibility of their profile.
Issued: Thursday, 21st October 2010, London, U.K.

For example in respiratory, we are seeing very good progress with positive efficacy data for Relovair presented at the European Respiratory Society conference in September. The phase III programme has now enrolled over 8,000 patients and many key studies have completed recruitment.
Cash generation remains strong but was impacted in the quarter by the payout of previously settled legal charges of £876 million, a trend which we expect to continue over the next 12 months as we discharge our liabilities.
Our free cash flow continues to be directed firstly towards delivering a progressive dividend (Q3 dividend 16p up 7%) with further available free cash flow and debt capacity used to invest in our strategic priorities and then finally in other cash returns to shareholders. I believe this is the right approach to deliver shareholder value and to maintain sufficient flexibility which is critical given our sector dynamics and the current economic environment.
We continue to apply strict financial criteria to our investment decisions and following an assessment of potential asset disposal opportunities, we do not foresee making any further significant disposals this year. As a result we are lowering our expectations for other operating income this year to be around £500 million. We have also adjusted our full year tax rate expectation by 1.5% to around 29%, following progress made to resolve certain historical tax matters.
Taking a full and balanced role in improving global healthcare continues to be very important to GSK. Last week, we made a landmark commitment to significantly expand donation of our medicine albendazole to treat children at risk of intestinal worms in Africa. We are now working with World Health Organization and other partners to put an implementation programme in place.
In conclusion, this third quarter marks another positive step forward in execution of our strategy and, despite the challenging environment we face, I remain confident that GSK’s outlook continues to improve and that we are well placed to deliver long-term growth and value for shareholders.
Andrew Witty
Chief Executive Officer
A short video interview with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com
Issued: Thursday, 21st October 2010, London, U.K.

Trading update
Turnover and key product movements impacting growth – Q3 2010
Total Group turnover for the quarter declined 2% to £6,813 million, with pharmaceutical turnover down 3% to £5,553 million and Consumer Healthcare sales up 4% to £1,260 million. Excluding pandemic products, Group sales were level in the quarter. Excluding pandemic products and Avandia, Group sales were up 2% in the quarter.
Within pharmaceuticals, sales declines in the USA (-8% to £1,950 million), Europe (-9% to £1,428 million) and Asia Pacific/Japan (-2% to £693 million) were partly offset by sales growth in Emerging Markets (+14% to £873 million).
In the USA strong sales growth in the quarter for Vaccines (+32% to £278 million), Lovaza (+20% to £137 million) and Oncology (+34% to £89 million) were more than offset by lower sales of Valtrex due to generic competition, lower sales of Avandia, and the discontinuation of GSK’s promotion of Boniva. Sales growth in Europe was negatively impacted by delays in government vaccine tenders and shipments, government mandated price reductions, declines in Valtrex and Avandia and a negative year-on-year comparison for pandemic product sales.
In Emerging Markets, strong sales growth was delivered across the portfolio including Vaccines (+29% to £216 million), Dermatologicals (+35% to £73 million), CNS medicines (+22% to £63 million) and Respiratory medicines (+11% to £145 million). The region also benefitted from the June 2010 acquisition of Laboratorios Phoenix S.A.C.yF, a leading Argentinean pharmaceutical business, which contributed sales of £20 million in the third quarter.
Sales of Seretide/Advair grew 5% to £1,243 million in the quarter. Reported US sales were up 6% to £649 million. Underlying US growth for the quarter is estimated to be approximately 1%, with the difference from reported growth primarily due to wholesaler stocking patterns. Total Advair growth was helped by strong performances in Japan (+16% to £57 million) and Emerging Markets (+11% to £77 million). European sales of £370 million were level with last year. Several other respiratory products delivered strong growth including Avamys/Veramyst (+23% to £40 million), Ventolin (+15% to £130 million) and Flovent (+7% to £187 million).
Total vaccine sales were £982 million (+19%) including £58 million of pandemic H1N1 vaccine sales (Q3 2009: £11 million). Strong growth in the USA (+32% to £278 million), Emerging Markets (+29% to £216 million) and Asia Pacific/Japan (>100% to £128 million) more than offset a reduction in Europe (-8% to £310 million). Several new vaccines contributed growth including Synflorix (more than doubling to £90 million with a significant contribution of £68 million related to the 10 year Brazil supply agreement), Cervarix (+64% to £48 million, including £19 million in Japan) and Boostrix (+49% to £59 million). Sales of the Hepatitis vaccines grew 9% to £189 million and seasonal flu sales grew 14% to £167 million. Rotarix sales were down 40% to £52 million. The product is beginning to recover market share lost following its temporary suspension from several markets earlier in the year.
Relenza sales were £18 million, down 91% compared with Q3 2009 which benefited from significant government orders.
Dermatology sales were £272 million in the quarter, including heritage GSK products and those acquired through the acquisition of Stiefel in July 2009 (approximately 6% growth on a pro-forma basis). In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £67 million (+7%).
Other strong pharmaceutical performances in the quarter included Tykerb (+26% to £58 million), Lovaza (+20% to £138 million), Arixtra (+17% to £72 million), and Avodart (+16% to £156 million). Newly launched oncology products Votrient and Arzerra delivered sales in the quarter of £11 million and £9 million, respectively.
Issued: Thursday, 21st October 2010, London, U.K.

Valtrex sales (-75% to £95 million) continued to be impacted by generic competition in the USA and Europe. Boniva’s reported sales of £17 million were down 70%, primarily reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010.
Avandia sales declined by 65% to £70 million. On 23rd September 2010 the European Medicines Agency suspended marketing authorisation for all Avandia containing products and the US Food and Drug Administration announced additional measures to ensure continued safe use of Avandia, including a Risk and Evaluation and Mitigation Strategy (REMS) programme. As a result, Q3 2010 sales are negatively impacted by a provision related to anticipated sales returns of £65 million and GSK expects global sales of Avandia containing products to be in the range of approximately £100 million to £150 million in the second half of 2010 and to be minimal thereafter.
Sales of HIV products by ViiV Healthcare were down 1% to £401 million. Sales of the former Pfizer products Selzentry and Viracept (combined sales of £30 million in the quarter) and growth from Epzicom/Kivexa (+3% to £138 million) partly offset reductions in the sales from other HIV products including Trizivir (-21% to £38 million) and Combivir (-10% to £96 million).
Total Consumer Healthcare sales were up 4% to £1,260 million. Excluding alli sales in Europe where comparison was impacted by launch activity in 2009, the business continued to perform strongly (+5%), outperforming market growth estimated at approximately 3%.
On a regional basis, sales in the Rest of World markets continued to perform strongly (+15% to £520 million) with growth across all major categories. In Europe, sales were down 2% to £491 million, mainly due to lower sales of alli. Excluding the impact of the alli comparison, underlying sales in Europe were up 1%. US sales for the business were down 4% to £249 million, primarily due to macroeconomic pressures on higher priced, non-essential OTC and Oral healthcare products.
On a category basis, global Oral healthcare sales grew 4% to £400 million led by growth of Sensodyne. Nutritional healthcare sales grew 12% to £259 million, with growth of 22% to £130 million in the Rest of World markets driven by innovation, geographic expansion and enhanced marketing behind the Horlicks brand. Sales of OTC medicines were £601 million, up 1%, reflecting lower sales of alli in both the USA and Europe. Excluding alli, OTC medicines grew 5%, led by strong growth in Rest of World markets.
Operating profit and earnings per share commentary – Q3 2010
Results before major restructuring
Operating profit before major restructuring for Q3 2010 was £2,129 million, a 9% decline in CER terms, principally reflecting charges booked in Q3 2010 related to Avandia.
Cost of sales was 27.5% of turnover, higher than Q3 2009 at 25.6%, and included inventory and asset impairments and other costs of £77 million related to Avandia. Excluding these charges, cost of sales was 26.4% of turnover. The remaining increase in margin arose from the impact of generic competition to higher margin products in the USA, principally Valtrex, and changes in business and product mix.
SG&A costs as a percentage of turnover were 28.7%, lower than last year (Q3 2009: 30.5%). Legal costs were £48 million in the quarter (Q3 2009: £63 million). Excluding legal costs, SG&A costs declined 9% and were 28.0% of turnover (Q3 2009: 29.6%) with continued growth of investment in Emerging Markets, more than offset by operational excellence savings in the USA and Europe.
R&D expenditure was 13.9% of turnover, in line with expectations (Q3 2009: 12.8%). The prior year comparative benefited from a provision release due to reassessment of a receivable balance.
Issued: Thursday, 21st October 2010, London, U.K.

Other operating income was £95 million in the quarter, compared with £123 million in the third quarter last year. Royalty income was £76 million (Q3 2009: £103 million) with the prior year quarter benefiting from settlement of a royalty dispute.
The charge for taxation on profit before major restructuring amounted to £480 million and represented an effective tax rate of 24.4% (Q3 2009: 28.3%) which reflected the settlement of certain historical matters.
EPS before major restructuring of 28.2p decreased 6% in CER terms (a 1% decrease in sterling terms). The favourable currency impact was primarily due to the weakness of Sterling against most currencies other than the Euro.
Total results after restructuring
Operating profit after restructuring for Q3 2010 was £1,958 million, down 10% CER and 5% in sterling terms. This included £171 million of charges related to restructuring (Q3 2009: £152 million): £31 million was charged to cost of sales (Q3 2009: £50 million); £84 million to SG&A (Q3 2009: £82 million) and £56 million to R&D (Q3 2009: £20 million). The restructuring charges primarily arose from several site exits.
Earnings per share after restructuring was 25.3p compared with 26.3p in Q3 2009.
Cash flow and net debt
Net cash inflow from operating activities for the nine months was £5,332 million, a 4% decrease in sterling terms over the previous year reflecting higher settlement of legal claims in the current period. This net inflow was used to fund net interest of £341 million, capital expenditure on property, plant and equipment and intangible assets of £1,189 million, acquisitions of £167 million, repayment of short-term loans of £1,300 million and the dividends paid to shareholders of £2,446 million.
Net debt decreased by £652 million during the nine months to £8.8 billion at 30th September 2010, comprising gross debt of £15.2 billion and cash and liquid investments of £6.4 billion.
At 30th September 2010, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £386 million with loans of £651 million repayable in the subsequent 12 months.
Dividends
The Board has declared a third interim dividend of 16 pence per share (Q3 2009: 15 pence). The equivalent interim dividend receivable by ADR holders is 50.7360 cents per ADS based on an exchange rate of £1/$1.5855. The ex-dividend date will be 27th October 2010, with a record date of 29th October 2010 and a payment date of 6th January 2011.
Currency impact
The Q3 results are based on average exchange rates, principally £1/$1.56, £1/€1.18 and £1/Yen 134. Comparative exchange rates are given on page 28. The period end exchange rates were £1/$1.58, £1/€1.15 and £1/Yen 132. If exchange rates were to hold at these period end levels for the rest of 2010 and there were no exchange gains or losses in the fourth quarter, the estimated positive impact on 2010 sterling EPS growth before major restructuring would be approximately 5 percentage points.
Additional income statement information
To improve transparency and understanding of our increasingly diversified business additional detailed financial information is provided on pages 29 to 32.
Issued: Thursday, 21st October 2010, London, U.K.

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	David Mawdsley	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		Stephen Rea	(020) 8047 5502
		Jo Revill	(020) 8047 5502

	USA Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(919) 483 2839

	European Analyst / Investor	Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Hill Baxter	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
White pills/western markets
White pills/western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2009.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792
Issued: Thursday, 21st October 2010, London, U.K.

Income statement
Three months ended 30th September 2010

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	Q3 2010		Growth	Q3 2010	Q3 2010		Q3 2009		Q3 2009	Q3 2009
	£m		CER%	£m	£m		£m		£m	£m
TURNOVER	6,813		(2)		6,813		6,758			6,758

Cost of sales	(1,875)		9	(31)	(1,906)		(1,732)		(50)	(1,782)

Gross profit	4,938		(6)	(31)	4,907		5,026		(50)	4,976

Selling, general and administration	(1,956)		(9)	(84)	(2,040)		(2,064)		(82)	(2,146)
Research and development	(948)		8	(56)	(1,004)		(862)		(20)	(882)
Other operating income	95				95		123			123

OPERATING PROFIT	2,129		(9)	(171)	1,958		2,223		(152)	2,071

Finance income	22				22		19			19
Finance expense	(196)			(1)	(197)		(199)			(199)
Share of after tax profits of associates and joint ventures	16				16		22			22

PROFIT BEFORE TAXATION	1,971		(10)	(172)	1,799		2,065		(152)	1,913

Taxation	(480)			24	(456)		(585)		43	(542)
Tax rate %	24.4%				25.3%		28.3%			28.3%

PROFIT AFTER TAXATION FOR THE PERIOD	1,491		(5)	(148)	1,343		1,480		(109)	1,371

Profit attributable to non-controlling interests	55				55		36			36
Profit attributable to shareholders	1,436			(148)	1,288		1,444		(109)	1,335

	1,491			(148)	1,343		1,480		(109)	1,371

EARNINGS PER SHARE	28.2	P	(6)		25.3	P	28.5	P		26.3	P

Diluted earnings per share	28.0	P			25.1	P	28.3	P		26.1	P

Issued: Thursday, 21st October 2010, London, U.K.

Pharmaceuticals turnover
Three months ended 30th September 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,726	5	846	9	488	(3)	145	11	247	5
Avamys/Veramyst	40	23	15	(7)	10	11	8	>100	7	50
Flixonase/Flonase	32	11	8	>100	8	—	9	(11)	7	(14)
Flixotide/Flovent	187	7	105	19	33	(11)	10	—	39	(3)
Seretide/Advair	1,243	5	649	6	370	—	77	11	147	11
Serevent	48	(13)	16	(6)	24	(11)	1	—	7	(36)
Ventolin	130	15	50	37	32	(9)	27	18	21	11
Zyrtec	19	—	—	—	—	—	4	(33)	15	17

Anti-virals	218	(68)	57	(84)	24	(71)	56	(10)	81	(55)
Hepsera	32	7	—	—	—	—	16	25	16	(6)
Relenza	18	(91)	13	(73)	2	(95)	1	(92)	2	(98)
Valtrex	95	(75)	27	(91)	14	(63)	7	—	47	8
Zeffix	55	(4)	3	(25)	7	(14)	32	7	13	(14)

Central nervous system	436	1	124	3	131	(4)	63	22	118	(4)
Imigran/Imitrex	53	(4)	18	(11)	22	—	1	—	12	—
Lamictal	131	7	70	5	35	(8)	15	27	11	63
Requip	58	33	13	>100	32	—	1	—	12	(23)
Seroxat/Paxil	115	(11)	5	—	19	(14)	19	—	72	(14)
Treximet	13	(13)	13	(13)	—	—	—	—	—	—
Wellbutrin	18	13	4	(25)	10	25	3	33	1	—

Cardiovascular and urogenital	650	15	409	17	144	4	34	21	63	28
Arixtra	72	17	43	28	22	(8)	3	50	4	100
Avodart	156	16	87	5	41	19	8	33	20	89
Coreg	44	8	43	8	—	—	—	—	1	—
Fraxiparine	54	—	—	—	34	(17)	15	27	5	>100
Lovaza	138	20	137	20	—	—	—	—	1	—
Vesicare	28	8	27	4	—	—	—	—	1	—
Volibris	11	100	—	—	10	100	1	—	—	—

Metabolic	125	(58)	32	(78)	37	(42)	12	(61)	44	(28)
Avandia products	70	(65)	33	(70)	20	(52)	2	(90)	15	(50)
Bonviva/Boniva	17	(70)	—	(100)	13	(41)	1	—	3	67

Anti-bacterials	333	(4)	14	(41)	121	(9)	151	7	47	—
Augmentin	153	(7)	1	(89)	55	(16)	74	6	23	24

Oncology and emesis	172	13	89	34	49	(2)	17	6	17	(17)
Arzerra	9	—	8	—	1	—	—	—	—	—
Hycamtin	35	(15)	21	(17)	11	(21)	2	—	1	100
Promacta	7	>100	6	100	1	—	—	—	—	—
Tyverb/Tykerb	58	26	18	42	23	21	9	29	8	13
Votrient	11	—	9	—	1	—	—	—	1	—

Vaccines	982	19	278	32	310	(8)	216	29	178	81
Boostrix	59	49	41	67	12	9	2	—	4	—
Cervarix	48	64	4	—	11	(35)	8	17	25	>100
Fluarix, FluLaval	167	14	81	29	50	(13)	19	36	17	50
Flu Pandemic	58	>100	1	—	2	(50)	6	—	49	>100
Hepatitis	189	9	97	39	55	(14)	20	(9)	17	—
Infanrix, Pediarix	168	1	38	23	96	(6)	16	7	18	(6)
Rotarix	52	(40)	17	(27)	8	(43)	20	(56)	7	40
Synflorix	90	>100	—	—	9	(9)	74	>100	7	>100

Dermatologicals	272	20	93	22	59	15	73	35	47	2
Bactroban	33	(3)	14	(7)	7	—	8	14	4	(25)
Dermovate	18	—	—	—	5	—	7	—	6	—
Duac	33	39	20	27	5	50	3	50	5	100
Soriatane	19	58	19	58	—	—	—	—	—	—
Zovirax	31	11	8	75	6	—	6	20	11	(9)

Other	238	14	8	14	65	(6)	106	30	59	14

	5,152	(4)	1,950	(8)	1,428	(9)	873	14	901	(1)

ViiV Healthcare (HIV)	401	(1)	162	(8)	136	(10)	59	73	44	6
Combivir	96	(10)	36	(19)	26	(25)	24	69	10	(20)
Epivir	31	(15)	10	(25)	9	(25)	7	75	5	(33)
Epzicom/Kivexa	138	3	50	(8)	57	(2)	12	86	19	23
Lexiva	39	(12)	19	(25)	13	(13)	7	>100	—	(33)
Selzentry	20	—	8	—	10	—	—	—	2	—
Trizivir	38	(21)	19	(22)	15	(16)	3	(75)	1	100

	5,553	(3)

Pharmaceutical turnover includes co-promotion income.
Issued: Thursday, 21st October 2010, London, U.K.

Consumer Healthcare turnover
Three months ended 30th September 2010

	Total
	£m	CER%
Over-the-counter medicines	601	1
Oral healthcare	400	4
Nutritional healthcare	259	12
	1,260	4

	Total
	£m	CER%
USA	249	(4)
Europe	491	(2)
Rest of World	520	15
	1,260	4
Statement of comprehensive income

	Q3 2010	Q3 2009
	£m	£m
Profit for the period	1,343	1,371

Exchange movements on overseas net assets and net investment hedges	267	457
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(2)	—
Fair value movements on available-for-sale investments	63	69
Deferred tax on fair value movements on available-for-sale investments	(7)	(7)
Reclassification of fair value movements on available-for-sale investments	—	33
Deferred tax reversed on reclassification of available-for-sale investments	—	6
Actuarial gains on defined benefit plans	182	434
Deferred tax on actuarial movements in defined benefit plans	(47)	(102)
Fair value movements on cash flow hedges	(3)	—
Deferred tax on fair value movements on cash flow hedges	2	—
Reclassification of cash flow hedges to income statement	(4)	—

Other comprehensive income for the period	451	890

Total comprehensive income for the period	1,794	2,261

Total comprehensive income for the period attributable to:
Shareholders	1,750	2,217
Non-controlling interests	44	44

	1,794	2,261

Issued: Thursday, 21st October 2010, London, U.K.

GSK’s late-stage pharmaceuticals and vaccines pipeline to be updated
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: Duodart/Jalyn, Votrient RCC, Tykerb first line metastatic in HR positive patients, new generation flu vaccine.

Biopharmaceuticals		USA	EU	News update in the quarter
	CLL (first line & relapsed)	Ph III	Ph III

	NHL (FL)	Ph III	Ph III	Bendamustine combination study in rituximab refractory NHL commenced in September 2010.

Arzerra (ofatumumab)	NHL (DLBCL)	Ph III	Ph III	Negative top-line interim results from a Phase II study in heavily pretreated patients were announced in August 2010.

	RA/MS			Development in autoimmune conditions refocused on subcutaneous delivery (i.v. development stopped).

Benlysta (belimumab)	Systemic lupus	Filed Jun 2010	Filed Jun 2010	FDA granted priority review, with a PDUFA date of 9th December 2010. AdCom meeting scheduled for 16th November 2010.

otelixizumab	Type 1 diabetes	Ph III	Ph III

Syncria	Type 2 diabetes	Ph III	Ph III

Prolia (denosumab)	Post menopausal osteoporosis	n/a	Launched	Filings taking place in expansion territory emerging markets.

Cardiovascular & Metabolic		USA	EU	News update in the quarter

Avandamet XR	Type 2 diabetes			No longer being developed.

Avandia + statin	Type 2 diabetes			No longer being developed.

darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter

Horizant	RLS	Filed	Ph III

almorexant	Primary insomnia	Ph III	Ph III

Potiga (ezogabine)/ Trobalt (retigabine)	Epilepsy	Filed	Filed	Positive FDA Advisory Committee meeting on 11th August 2010. PDUFA date delayed to 30th November 2010.

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III

	CLD	Ph III	Ph III	Next steps under review.

Avodart	Prostate cancer prevention	Filed	Filed
Issued: Thursday, 21st October 2010, London, U.K.

Oncology / contd.		USA	EU	News update in the quarter
Votrient	Sarcoma	Ph III	Ph III
(pazopanib)	Ovarian	Ph III	Ph III

	First-line metastatic breast cancer	Ph III	Ph III
Tykerb	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III

1120212 (MEK inhibitor)	Metastatic melanoma			Phase IIb data presented at ASCO and ESMO.

2118436 (BRaf inhibitor)	Metastatic melanoma			Phase IIb data presented at ASCO and ESMO.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair HORIZON (‘444 & ‘698)	COPD	Ph III	Ph III	Phase IIb data presented at ERS in September 2010.
	Asthma	Ph III	Ph III	Phase IIb data presented at ERS in September 2010.

Rare Diseases		USA	EU	News update in the quarter

2402968 (PRO051)	Duchenne muscular dystrophy			Expect to commence dosing in Phase III study in Q4 2010.

Ex-vivo stem cell gene therapy	adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III	Alliance with Fondazione Telethon and Fondazione San Raffaele announced 18th October 2010.

Vaccines		USA	EU	News update in the quarter

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	Expect to respond to FDA Complete Response letter in Q4 2010.

MAGE-A3	Melanoma	Ph III	Ph III

	NSCLC	Ph III	Ph III

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Ph III

Simplirix	Genital herpes prophylaxis			Primary efficacy endpoint was not met in the Herpevac study. No longer in development.

Herpes zoster	Shingles prophylaxis	Ph III	Ph III	Phase III study commenced in August 2010.

Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

1349572	HIV integrase inhibitor	Ph III	Ph III	Phase III study commenced on 21st October 2010.

Issued: Thursday, 21st October 2010, London, U.K.

Turnover and key product movements impacting growth — 9 months 2010
Total Group turnover grew 4% to £21.2 billion, with pharmaceutical turnover up 3% to £17.5 billion and Consumer Healthcare sales up 5% to £3.7 billion.
On a regional basis, US pharmaceuticals sales declined 7% to £5.8 billion, primarily due to the impact of generic competition to Valtrex, lower sales of Avandia, the discontinuation of GSK’s promotion of Boniva and the sale of Wellbutrin XL in May of 2009, partially offset by the acquisition of Stiefel. The sales decline in the USA has been more than offset by growth in other regions: Europe (+3% to £4.9 billion), Emerging markets (+24% to £2.6 billion) and Asia Pacific/Japan (+17% to £2.3 billion).
Seretide/Advair sales grew 5% for the first nine months of 2010 to £3.8 billion. US sales were up 2% to £1.9 billion and Europe sales were up 3% to £1.2 billion. Sales growth of Seretide/Advair was strong in both Emerging Markets (+17% to £243 million) and Asia Pacific/Japan (+16% to £282 million).
Several other respiratory products delivered growth including Avamys/Veramyst (+29% to £143 million), Ventolin (+11% to £380 million) and Flovent (+4% to £584 million).
Total vaccine sales grew 51% to £3.3 billion, including £1.0 billion of H1N1 vaccine sales (2009: £47 million). Several new vaccines contributed growth including: Synflorix (more than doubled to £173 million), Boostrix (+26% to £132 million) and Cervarix (+15% to £175 million). Sales of the Hepatitis vaccines grew 8% to £556 million, Infanrix/Pediarix grew 3% to £510 million and seasonal flu sales grew 1% to £172 million. Rotarix sales were down 27% to £156 million, as the product continues to recover market share lost following its temporary suspension from several markets earlier in the year.
Relenza sales were £110 million, down 77%, after significant government orders in 2009.
Dermatology sales were £799 million during the first nine months, including heritage GSK products and those acquired through the acquisition of Stiefel in July 2009 (approximately 5% growth on a pro-forma basis). In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £193 million (+7%).
Other strong pharmaceutical performances in the nine months included Tykerb (+38% to £167 million), Arixtra (+23% to £221 million), Lovaza (+19% to £383 million), and Avodart (+17% to £452 million). Newly launched oncology products Votrient and Arzerra delivered sales of £24 million and £22 million, respectively.
Valtrex sales (-60% to £436 million) have been impacted by generic competition in the USA and Europe. Boniva’s reported sales of £60 million were down 68%, primarily reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010. Reported sales of Wellbutrin declined 46% to £59 million, reflecting the sale of Wellbutrin XL in the USA to Biovail in Q2 2009.
Avandia sales declined by 33% to £391 million. On 23rd September 2010 the European Medicines Agency suspended marketing authorisation for all Avandia containing products and the US Food and Drug Administration announced additional measures to ensure continued safe use of Avandia, including a Risk Evaluation and Mitigation Strategy (REMS) programme. As a result, sales are negatively impacted by a provision related to anticipated sales returns (£65 million) and GSK expects global sales of Avandia containing products to be in the range of approximately £100 million to £150 million in the second half of 2010 and to be minimal thereafter.
Sales of HIV products by ViiV Healthcare were down 2% to £1.2 billion. Sales of the former Pfizer products Selzentry and Viracept (combined sales of £88 million) and growth from Epzicom/Kivexa (+3% to £409 million) helped to offset reductions in the sales from other HIV products including Trizivir (-26% to £112 million) and Combivir (-17% to £264 million).
Total Consumer Healthcare sales were up 5% to £3.7 billion. Excluding alli sales in Europe where growth was impacted by launch activity in 2009, the business has performed strongly (+6%), significantly outgrowing market growth estimated at approximately 3%.
Sales in the Rest of World grew 13% to £1,530 million. Europe sales grew 1% to £1,455 million and the business in the USA was level with last year with sales of £758 million.
Issued: Thursday, 21st October 2010, London, U.K.

On a category basis, global Oral care sales grew 6% to £1,191 million led by growth of Sensodyne. Nutritional healthcare sales grew 10% to £741 million, with growth of 17% to £380 million in the Rest of World markets. Sales of OTC medicines were £1,811 million, up 3%, reflecting lower sales of alli in both the USA and Europe. Excluding alli, the category grew 5%, led by growth in Rest of World markets.
Operating profit and earnings per share commentary — 9 months 2010
Results before major restructuring
Operating profit before major restructuring for the nine months to 30th September 2010 was £5,165 million, a 26% decline in CER terms, primarily due to significant legal costs incurred in the second quarter of 2010.
Cost of sales increased to 25.6% of turnover (2009: 24.6%) principally reflecting the impact of generic competition to higher margin products in the USA and inventory and asset impairments related to Avandia. The company continues to expect cost of sales as a percentage of turnover to be around 26% for the full year.
SG&A costs were impacted by legal costs of £1,836 million (2009: £199 million). Excluding legal costs, SG&A costs grew 2% and were 29.5% of turnover (2009: 30.8%) reflecting the benefits of the restructuring programme offset by expansion in developing markets. The company continues to expect SG&A costs excluding legal charges to be around 29% of turnover for the full year.
R&D expenditure at 13.6% of turnover (2009: 14.0%) reflected the phasing of project expenditure, good progress on efficiency savings and a positive comparison with last year, which included a higher level of intangible asset write-offs partly offset by the reassessment of a receivable balance. The company continues to expect R&D costs as a percentage of turnover to be around 14% for the full year.
Other operating income for the nine months to 30th September was £375 million compared with £582 million in 2009 which benefited from the disposal of Wellbutrin XL. Royalty income was £222 million (2009: £229 million).
The company now expects other operating income for the year of around £500 million (previously £800-£900 million). GSK’s operating margin for 2010 is now expected to be in the range of 32% to 32.5% (excluding legal costs).
The charge for taxation on profit before major restructuring amounted to £1,410 million and represented an effective tax rate of 30.0% for the nine months to 30th September 2010. The company now expects the effective tax rate for the full year to be around 29%.
EPS before major restructuring of 61.5p decreased 33% in CER terms (a 28% decrease in sterling terms). The favourable currency impact primarily reflected the weakness of Sterling against most currencies other than the Euro.
Total results after restructuring
Operating profit after restructuring and legal charges of £1,836 million for the nine months to 30th September was £4,103 million, down 36% CER and 31% in sterling terms. This included £1,062 million of restructuring charges (2009: £602 million): £90 million was charged to cost of sales (2009: £264 million), £493 million to SG&A (2009: £218 million) and £479 million to R&D (2009: £120 million). The restructuring charges were incurred primarily in relation to US sales force reductions and various site exits.
The Group’s operational excellence programme remains on track to deliver £2.2 billion of annual cost savings by 2012, with £1.5 billion expected by the end of 2010.
Earnings per share after restructuring of 45.7p decreased 46% CER and 41% in sterling terms compared with the same period in 2009.
Issued: Thursday, 21st October 2010, London, U.K.

Income statement
Nine months ended 30th September 2010

							Results
	Results			Major			before major		Major
	before major			restructuring	Total		restructuring		restructuring	Total
	restructuring			9 months	9 months		9 months		9 months	9 months
	9 months 2010		Growth	2010	2010		2009		2009	2009
	£m		CER%	£m	£m		£m		£m	£m
TURNOVER	21,195		4		21,195		20,274			20,274

Cost of sales	(5,425)		9	(90)	(5,515)		(4,997)		(264)	(5,261)

Gross profit	15,770		2	(90)	15,680		15,277		(264)	15,013

Selling, general and administration	(8,099)		28	(493)	(8,592)		(6,420)		(218)	(6,638)
Research and development	(2,881)		1	(479)	(3,360)		(2,859)		(120)	(2,979)
Other operating income	375				375		582			582

OPERATING PROFIT	5,165		(26)	(1,062)	4,103		6,580		(602)	5,978

Finance income	58				58		65			65
Finance expense	(588)			(3)	(591)		(567)		(3)	(570)
Profit on disposal of interest in associate	—				—		115			115
Share of after tax profits of associates and joint ventures	63				63		53			53

PROFIT BEFORE TAXATION	4,698		(29)	(1,065)	3,633		6,246		(605)	5,641

Taxation	(1,410)			263	(1,147)		(1,797)		157	(1,640)
Tax rate %	30.0%				31.6%		28.8%			29.1%

PROFIT AFTER TAXATION FOR THE PERIOD	3,288		(30)	(802)	2,486		4,449		(448)	4,001

Profit attributable to non-controlling interests	162				162		100			100
Profit attributable to shareholders	3,126			(802)	2,324		4,349		(448)	3,901

	3,288			(802)	2,486		4,449		(448)	4,001

EARNINGS PER SHARE	61.5	p	(33)		45.7	p	85.8	p		77.0	p

Diluted earnings per share	61.0	p			45.3	p	85.2	p		76.4	p

Issued: Thursday, 21st October 2010, London, U.K.

Pharmaceuticals turnover
Nine months ended 30th September 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	5,321	4	2,519	4	1,592	1	454	19	756	4
Avamys/Veramyst	143	29	52	(2)	44	32	22	>100	25	53
Flixonase/Flonase	127	(7)	32	52	30	(6)	28	4	37	(36)
Flixotide/Flovent	584	4	313	11	117	(9)	36	40	118	(8)
Seretide/Advair	3,793	5	1,934	2	1,185	3	243	17	431	14
Serevent	151	(14)	49	(8)	74	(15)	2	—	26	(24)
Ventolin	380	11	130	24	104	(2)	82	19	64	2
Zyrtec	59	8	—	—	—	—	10	—	49	9

Anti-virals	862	(54)	329	(65)	85	(73)	162	2	286	(35)
Hepsera	95	8	—	—	—	—	43	11	52	7
Relenza	110	(77)	48	(36)	6	(97)	2	(88)	54	(74)
Valtrex	436	(60)	228	(72)	53	(55)	20	11	135	3
Zeffix	169	2	10	(23)	20	(9)	97	13	42	(5)

Central nervous system	1,303	(5)	391	(17)	408	(3)	161	16	343	(1)
Imigran/Imitrex	162	(14)	60	(25)	65	(7)	4	33	33	(3)
Lamictal	374	2	191	(2)	109	(4)	41	17	33	45
Requip	173	20	34	>100	104	6	2	100	33	(6)
Seroxat/Paxil	354	(10)	27	(16)	63	(17)	54	(5)	210	(9)
Treximet	42	2	41	2	—	—	—	—	1	—
Wellbutrin	59	(46)	17	(78)	28	38	9	29	5	—

Cardiovascular and urogenital	1,874	11	1,149	10	451	8	98	24	176	23
Arixtra	221	23	128	31	75	12	7	40	11	25
Avodart	452	17	251	6	125	18	24	50	52	85
Coreg	130	(8)	129	(8)	—	—	—	—	1	—
Fraxiparine	167	—	—	—	116	(8)	40	30	11	9
Lovaza	383	19	382	19	—	—	—	—	1	—
Vesicare	83	11	82	9	—	—	—	—	1	—
Volibris	30	>100	—	—	27	>100	1	—	2	100

Metabolic	568	(36)	198	(54)	153	(24)	74	(19)	143	(12)
Avandia products	391	(33)	197	(38)	92	(28)	39	(34)	63	(22)
Bonviva/Boniva	60	(68)	—	(100)	50	(23)	2	—	8	29

Anti-bacterials	1,026	(5)	59	(25)	383	(15)	450	9	134	2
Augmentin	457	(7)	11	(69)	171	(18)	213	11	62	18

Oncology and emesis	516	12	275	24	146	(2)	45	5	50	7
Arzerra	22	—	20	—	1	—	—	—	1	—
Hycamtin	115	(9)	69	(7)	36	(16)	6	20	4	—
Promacta	21	>100	19	>100	2	—	—	—	—	—
Tyverb/Tykerb	167	38	53	33	69	30	21	31	24	>100
Votrient	24	—	22	—	1	—	—	—	1	—

Vaccines	3,332	51	592	14	1,288	38	667	52	785	>100
Boostrix	132	26	82	46	32	14	5	(17)	13	(15)
Cervarix	175	15	12	—	91	(23)	18	6	54	>100
Fluarix, FluLaval	172	1	82	21	50	(13)	20	(29)	20	31
Flu Pandemic	1,031	>100	1	(96)	398	>100	201	—	431	>100
Hepatitis	556	8	251	22	179	(9)	65	5	61	17
Infanrix, Pediarix	510	3	110	3	309	4	37	3	54	—
Rotarix	156	(27)	53	(10)	29	(26)	57	(42)	17	(11)
Synflorix	173	>100	—	—	35	71	114	>100	24	>100

Dermatologicals	799	74	264	>100	184	64	204	58	147	47
Bactroban	90	(5)	39	(13)	20	—	21	5	10	—
Dermovate	52	—	—	—	14	—	19	—	19	—
Duac	89	>100	52	>100	17	>100	8	>100	12	>100
Soriatane	54	>100	54	>100	—	—	—	—	—	—
Zovirax	113	22	39	>100	20	(9)	20	6	34	(14)

Other	688	15	18	29	211	14	272	28	187	—

	16,289	4	5,794	(7)	4,901	3	2,587	24	3,007	17

ViiV Healthcare (HIV)	1,163	(2)	497	(6)	440	(5)	96	27	130	8
Combivir	264	(17)	109	(22)	89	(20)	37	3	29	(4)
Epivir	86	(14)	30	(17)	29	(21)	12	33	15	(19)
Epzicom/Kivexa	409	3	155	(3)	182	3	20	50	52	12
Lexiva	119	(10)	60	(19)	41	(13)	11	>100	7	—
Selzentry	58	—	25	—	30	—	1	—	2	—
Trizivir	112	(26)	57	(27)	46	(24)	4	(40)	5	(17)

	17,452	3

Pharmaceutical turnover includes co-promotion income.
Issued: Thursday, 21st October 2010, London, U.K.

Consumer Healthcare turnover
Nine months ended 30th September 2010

	Total
	£m	CER%
Over-the-counter medicines	1,811	3
Oral healthcare	1,191	6
Nutritional healthcare	741	10

	3,743	5

	Total
	£m	CER%
USA	758	—
Europe	1,455	1
Rest of World	1,530	13

	3,743	5

Statement of comprehensive income

	9 months	9 months
	2010	2009
	£m	£m
Profit for the period	2,486	4,001

Exchange movements on overseas net assets and net investment hedges	53	(142)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(2)	—
Fair value movements on available-for-sale investments	40	65
Deferred tax on fair value movements on available-for-sale investments	(4)	(16)
Reclassification of fair value movements on available-for-sale- investments	(18)	28
Deferred tax reversed on reclassification of available-for-sale investments	3	7
Actuarial losses on defined benefit plans	(372)	(486)
Deferred tax on actuarial movements in defined benefit plans	139	147
Fair value movements on cash flow hedges	(5)	(6)
Deferred tax on fair value movements on cash flow hedges	2	2

Other comprehensive expense for the period	(164)	(401)

Total comprehensive income for the period	2,322	3,600

Total comprehensive income for the period attributable to:
Shareholders	2,142	3,538
Non-controlling interests	180	62

	2,322	3,600

Issued: Thursday, 21st October 2010, London, U.K.

Balance sheet

	30th September	30th September	31st December
	2010	2009	2009
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,152	9,380	9,374
Goodwill	3,484	3,294	3,361
Other intangible assets	8,369	7,261	8,183
Investments in associates and joint ventures	1,062	511	895
Other investments	560	558	454
Deferred tax assets	2,510	2,397	2,374
Derivative financial instruments	125	89	68
Other non-current assets	593	616	583

Total non-current assets	25,855	24,106	25,292

Current assets
Inventories	4,074	4,193	4,064
Current tax recoverable	48	52	58
Trade and other receivables	5,986	6,050	6,492
Derivative financial instruments	215	288	129
Liquid investments	216	274	268
Cash and cash equivalents	6,229	6,467	6,545
Assets held for sale	25	17	14

Total current assets	16,793	17,341	17,570

TOTAL ASSETS	42,648	41,447	42,862

LIABILITIES
Current liabilities
Short-term borrowings	(386)	(1,886)	(1,471)
Trade and other payables	(6,806)	(6,084)	(6,772)
Derivative financial instruments	(231)	(241)	(168)
Current tax payable	(1,172)	(1,179)	(1,451)
Short-term provisions	(2,648)	(1,730)	(2,256)

Total current liabilities	(11,243)	(11,120)	(12,118)

Non-current liabilities
Long-term borrowings	(14,851)	(15,035)	(14,786)
Deferred tax liabilities	(706)	(691)	(645)
Pensions and other post-employment benefits	(3,385)	(3,335)	(2,981)
Other provisions	(1,263)	(1,187)	(985)
Derivative financial instruments	(7)	—	—
Other non-current liabilities	(580)	(445)	(605)

Total non-current liabilities	(20,792)	(20,693)	(20,002)

TOTAL LIABILITIES	(32,035)	(31,813)	(32,120)

NET ASSETS	10,613	9,634	10,742

EQUITY
Share capital	1,417	1,416	1,416
Share premium account	1,400	1,344	1,368
Retained earnings	5,839	5,701	6,321
Other reserves	1,153	819	900

Shareholders’ equity	9,809	9,280	10,005

Non-controlling interests	804	354	737

TOTAL EQUITY	10,613	9,634	10,742

Issued: Thursday, 21st October 2010, London, U.K.

Cash flow statement
Nine months ended 30th September 2010

	9 months	9 months
	2010	2009	2009
	£m	£m	£m

Profit after tax	2,486	4,001	5,669
Tax on profits	1,147	1,640	2,222
Share of after tax profits of associates and joint ventures	(63)	(53)	(64)
Profit on disposal of interest in associates	—	(115)	(115)
Net finance expense	533	505	713
Depreciation and other non-cash items	1,494	1,248	1,271
Decrease/(increase) in working capital	555	(51)	(106)
Increase/(decrease) in other net liabilities	545	(329)	(45)

Cash generated from operations	6,697	6,846	9,545
Taxation paid	(1,365)	(1,266)	(1,704)

Net cash inflow from operating activities	5,332	5,580	7,841

Cash flow from investing activities
Purchase of property, plant and equipment	(725)	(972)	(1,418)
Proceeds from sale of property, plant and equipment	57	26	48
Purchase of intangible assets	(464)	(260)	(455)
Proceeds from sale of intangible assets	58	346	356
Purchase of equity investments	(160)	(117)	(154)
Proceeds from sale of equity investments	24	25	59
Purchase of businesses, net of cash acquired	(167)	(2,677)	(2,792)
Investment in associates and joint ventures	(61)	(27)	(29)
Proceeds from disposal of interest in associates	—	178	178
Decrease in liquid investments	58	84	87
Interest received	57	81	90
Dividends from associates and joint ventures	9	11	17

Net cash outflow from investing activities	(1,314)	(3,302)	(4,013)

Cash flow from financing activities
Proceeds from own shares for employee share options	11	4	13
Issue of share capital	33	19	43
Shares acquired by ESOP Trusts	(66)	(56)	(57)
Increase in long-term loans	—	1,358	1,358
Repayment of short-term loans	(1,300)	(474)	(748)
Increase in short-term loans	8	622	646

Net repayment of obligations under finance leases	(35)	(33)	(48)
Interest paid	(398)	(390)	(780)
Dividends paid to shareholders	(2,446)	(2,290)	(3,003)
Distributions to non-controlling interests	(113)	(85)	(89)
Other financing items	(245)	(152)	(109)

Net cash outflow from financing activities	(4,551)	(1,477)	(2,774)

(Decrease)/increase in cash and bank overdrafts in the period	(533)	801	1,054

Exchange adjustments	51	(152)	(158)

Cash and bank overdrafts at beginning of period	6,368	5,472	5,472

Cash and bank overdrafts at end of period	5,886	6,121	6,368

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,229	6,467	6,545
Overdrafts	(343)	(346)	(177)

	5,886	6,121	6,368

Issued: Thursday, 21st October 2010, London, U.K.

Statement of changes in equity

					Share-	Non-
	Share	Share	Retained	Other	holder’s	controlling	Total
	capital	premium	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	2,324	—	2,324	162	2,486
Other comprehensive (expense)/income for the period	—	—	(197)	15	(182)	18	(164)
Distributions to non-controlling interests	—	—	—	—	—	(113)	(113)
Dividends to shareholders	—	—	(2,446)	—	(2,446)	—	(2,446)
Shares issued	1	32	—	—	33	—	33
Consideration received for shares transferred by ESOP Trusts	—	—	—	11	11	—	11
Shares acquired by ESOP Trusts	—	—	—	(66)	(66)	—	(66)
Write-down on shares held by ESOP Trusts	—	—	(293)	293	—	—	—
Share-based incentive plans	—	—	130	—	130	—	130

At 30th September 2010	1,417	1,400	5,839	1,153	9,809	804	10,613

At 1st January 2009	1,415	1,326	4,622	568	7,931	387	8,318

Profit for the period	—	—	3,901	—	3,901	100	4,001
Other comprehensive (expense)/income for the period	—	—	(444)	81	(363)	(38)	(401)
Distributions to non-controlling interests	—	—	—	—	—	(85)	(85)
Changes in non-controlling interests	—	—	—	—	—	(10)	(10)
Dividends to shareholders	—	—	(2,290)	—	(2,290)	—	(2,290)
Shares issued	1	18	—	—	19	—	19
Consideration received for shares transferred by ESOP Trusts	—	—	—	4	4	—	4
Shares acquired by ESOP Trusts	—	—	—	(56)	(56)	—	(56)
Write-down on shares held by ESOP Trusts	—	—	(222)	222	—	—	—
Share-based incentive plans	—	—	134	—	134	—	134

At 30th September 2009	1,416	1,344	5,701	819	9,280	354	9,634

Issued: Thursday, 21st October 2010, London, U.K.

Segmental information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2010. ViiV Healthcare is now shown as a separate segment. Stiefel has been integrated with the GSK heritage dermatology business and is reported within the relevant geographical pharmaceutical segments. The other trading and other unallocated pharmaceuticals information has been combined. Comparative information has been restated onto a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets and Asia Pacific/Japan pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading and unallocated pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover by segment

		Q3 2009
	Q3 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,950	2,028	(8)
Europe pharmaceuticals	1,428	1,599	(9)
Emerging Markets pharmaceuticals	873	746	14
Asia Pacific/Japan pharmaceuticals	693	628	(2)
ViiV Healthcare	401	392	(1)
Other trading and unallocated pharmaceuticals	208	195	3

Pharmaceuticals turnover	5,553	5,588	(3)
Consumer Healthcare turnover	1,260	1,170	4

	6,813	6,758	(2)

Issued: Thursday, 21st October 2010, London, U.K.

Operating profit by segment

		Q3 2009
	Q3 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,258	1,271	(5)
Europe pharmaceuticals	793	915	(12)
Emerging Markets pharmaceuticals	296	264	12
Asia Pacific/Japan pharmaceuticals	373	314	2
ViiV Healthcare	222	267	(21)
Pharmaceuticals R&D	(729)	(601)	18
Other trading and unallocated pharmaceuticals	(215)	(163)	48

Pharmaceuticals operating profit	1,998	2,267	(16)
Consumer Healthcare operating profit	313	282	7

Segment profit	2,311	2,549
Corporate and other unallocated costs and disposal profits	(182)	(326)	(47)

Operating profit before major restructuring	2,129	2,223	(9)
Major restructuring	(171)	(152)

Total operating profit	1,958	2,071	(10)

Finance income	22	19
Finance costs	(197)	(199)
Share of after tax profits of associates and joint ventures	16	22

Profit before taxation	1,799	1,913	(11)

Segmental commentary — Q3 2010
US pharmaceuticals operating profit decreased by 5% in the quarter on a turnover decline of 8%. This reflects the impact of healthcare reform, generic competition to Valtrex, the discontinuation of promotion of Boniva, and lower sales of Relenza and Avandia. These impacts have been partially offset by higher sales of respiratory products, growth in Lovaza sales and the benefits of a reduction in SG&A costs of 21% compared with the previous year.
Europe pharmaceuticals turnover decreased 9% and operating profit decreased 12%. This reflects lower sales of Valtrex, Relenza and Avandia and accelerated pricing reductions across Europe only partly offset by a reduction in SG&A costs of 10%.
Emerging Markets operating profit grew by 12%. This reflects the timing of vaccines tenders (particularly relating to Synflorix) partially offset by reductions relating to Avandia and Relenza and increased selling investment in China.
Asia Pacific/Japan pharmaceuticals turnover decreased by 2%, principally as a result of reductions in Relenza sales, partially offset by higher vaccine sales (H1N1 and Cervarix). Operating profit increased by 2%, benefiting from the impact of the mix of sales on cost of goods, cost containment in SG&A and product divestments and royalty income in Japan.
In ViiV Healthcare, US healthcare reform and higher SG&A and R&D costs adversely impacted operating profit, which was down 21%. The higher SG&A costs were primarily due to the amortisation of acquired intangible assets.
Pharmaceuticals R&D net loss increased by 18%, reflecting an adverse comparison with last year, which benefited from a provision release due to the reassessment of a receivable and the settlement of a royalty dispute. Excluding these one-off items the R&D loss declined 9%.
The other trading and unallocated pharmaceuticals operating loss increased, primarily reflecting inventory provisions and asset impairments within manufacturing related to Avandia.
Issued: Thursday, 21st October 2010, London, U.K.

Consumer Healthcare sales grew 4% and operating profit grew 7%, as SG&A costs grew more slowly than sales.
Corporate and other unallocated costs decreased 47% reflecting cost containment and a favourable comparison with last year, which was adversely impacted by equity investment impairments.
Turnover by segment

		9 months
	9 months	2009
	2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	5,794	6,256	(7)
Europe pharmaceuticals	4,901	4,856	3
Emerging Markets pharmaceuticals	2,587	2,078	24
Asia Pacific/Japan pharmaceuticals	2,305	1,834	17
ViiV Healthcare	1,163	1,190	(2)
Other trading and unallocated pharmaceuticals	702	570	15

Pharmaceuticals turnover	17,452	16,784	3
Consumer Healthcare turnover	3,743	3,490	5

	21,195	20,274	4

Operating profit by segment

		9 months
	9 months	2009
	2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	3,787	4,389	(14)
Europe pharmaceuticals	2,817	2,697	7
Emerging Markets pharmaceuticals	926	672	35
Asia Pacific/Japan pharmaceuticals	1,304	943	27
ViiV Healthcare	635	821	(23)
Pharmaceuticals R&D	(2,296)	(2,256)	1
Other trading and unallocated pharmaceuticals	(392)	(542)	(8)

Pharmaceuticals operating profit	6,781	6,724	(3)
Consumer Healthcare operating profit	741	670	7

Segment profit	7,522	7,394
Corporate and other unallocated costs and disposal profits	(2,357)	(814)	>100

Operating profit before major restructuring	5,165	6,580	(26)
Major restructuring	(1,062)	(602)

Total operating profit	4,103	5,978	(36)

Finance income	58	65
Finance costs	(591)	(570)
Profit on disposal of interest in associate	—	115
Share of after tax profits of associates and joint ventures	63	53

Profit before taxation	3,633	5,641	(41)

Issued: Thursday, 21st October 2010, London, U.K.

Segmental commentary — 9 months 2010
US pharmaceuticals operating profit decreased by 14% on a turnover decline of 7%. This reflects the impact of healthcare reform, increased generic competition to Valtrex, the discontinuation of promotion of Boniva, the temporary suspension of Rotarix and lower sales of Avandia partially offset by a receipt for the exclusive promotion rights to Boniva for 2010 in the USA and the benefits of a reduction in SG&A costs of 7% compared with the previous year.
Europe pharmaceuticals operating profit increased 7% on a turnover increase of 3%, benefiting from strong H1N1 vaccine sales partially offset by lower sales of Valtrex and Avandia, and a 7% reduction in SG&A costs.
Emerging Markets operating profit grew by 35% on a turnover increase of 24%, reflecting strong H1N1 and Synflorix vaccine sales partially offset by increased investment in this segment.
Asia Pacific/Japan pharmaceuticals operating profit rose by 27%, principally as a result of significant H1N1 vaccine sales partially offset by lower sales of Relenza; turnover increased by 17%.
In ViiV Healthcare US healthcare reform and higher SG&A costs adversely impacted operating profit, which decreased by 23%. The higher SG&A costs were primarily due to the amortisation of acquired intangible assets.
Other trading and unallocated pharmaceuticals operating loss reduced by 8%, primarily reflecting sales growth in Canada, lower central manufacturing costs, and lower inventory write offs, partially offset by inventory provisions and asset impairments related to Avandia.
Consumer Healthcare sales grew 5% and operating profit grew 7%, as SG&A costs grew more slowly than sales.
Corporate and other unallocated costs increased primarily as a result of the higher legal charges of £1,836 million in the nine months partially offset by cost containment within support functions.
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2009.
The Group’s aggregate provision for legal and other disputes at 30th September 2010 (not including tax matters described under ‘Taxation’ on page 25) was £2.5 billion. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts.
Significant developments since the date of the 2009 Annual Report (as previously updated by the Legal matters section of the Results Announcements for Q1 and Q2 2010) are as follows:
Following a United Nations report alleging that bribes had been paid to Iraqi government officials in connection with the UN Oil For Food Programme, in December 2007 the UK Serious Fraud Office (SFO) issued a formal notice to the Group requiring production of documents relating to the Group’s participation in the Programme. The Group cooperated fully with the SFO, including making past and current employees available for interview. On 9th September 2010, the SFO notified the Group that it had completed its investigation and would be taking no further action.
The Group is in the process of responding to a US Department of Justice (DOJ) subpoena relating to the development and marketing of Avandia. The Group has received Civil Investigative Demands from a number of States Attorneys General offices relating to the development and marketing of Avandia. These enquiries are at an early-stage, and GSK is cooperating with these offices.
Issued: Thursday, 21st October 2010, London, U.K.

Litigation regarding Avandia remains pending in US federal and state courts, and new cases continue to be filed. The Group is assessing the merits of these additional claims and is not yet in a position to determine whether any further provision will be necessary.
The Group received a subpoena from the Eastern District of New York’s US Attorney’s Office regarding sales and marketing practices for three HIV products, as well as educational programmes, grants or payments to physicians regarding any drug used to treat HIV-infected adults. The Group is cooperating with the investigation.
The Group has received letters from the US Securities and Exchange Commission and the DOJ that seek information about activities in a number of countries and reference the Foreign Corrupt Practices Act. The Group is cooperating with the agencies in their requests and believes that this enquiry is part of a broader review of pharmaceutical industry practices in countries outside the USA.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2009.
During the quarter the company settled certain historical tax matters. As a result of this and other items the rate for the quarter is 24.4% and the rate for the year is expected to be around 29%.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Dividends

	Paid/	Pence per
2010	payable	share	£m
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	759
Third interim	6th January 2011	16	814

2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	763
Fourth interim	8th April 2010	18	919

		61	3,096

Issued: Thursday, 21st October 2010, London, U.K.

Weighted average number of shares

	Q3 2010	Q3 2009
	millions	millions
Weighted average number of shares — basic	5,086	5,070
Dilutive effect of share options and share awards	40	38

Weighted average number of shares — diluted	5,126	5,108

	9 months	9 months
	2010	2009	2009
	millions	millions	millions
Weighted average number of shares — basic	5,083	5,068	5,069
Dilutive effect of share options and share awards	45	39	39

Weighted average number of shares — diluted	5,128	5,107	5,108

Net assets
The book value of net assets decreased by £129 million from £10,742 million at 31st December 2009 to £10,613 million at 30th September 2010. This reflects dividend payments, an increase in the pension deficit and the increased provision for legal charges, partially offset by the operating activities in the period. The increase in the pension deficit arose predominantly from decreases in the rate used to discount UK pension liabilities from 5.7% to 5.1% and the rate used to discount US pension liabilities from 5.75% to 4.9%, partly offset by a decrease in the estimated long-term inflation rate and an increase in asset values in the UK and the USA. At 30th September 2010, the net deficit on the Group’s pension plans was £1,902 million compared with £1,745 million at 31st December 2009.
The carrying value of investments in associates and joint ventures at 30th September 2010 was £1,062 million, with a market value of £1,865 million.
At 30th September 2010, the ESOP Trusts held 106 million GSK shares against the future exercise of share options and share awards. The carrying value of £899 million has been deducted from other reserves. The market value of these shares was £1,332 million.
GSK did not purchase any shares for cancellation in the period. At 30th September 2010, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Capital expenditure
In the period to 30th September 2010 there were additions to property, plant and equipment of £740 million (2009: £958 million) and additions to intangible assets of £424 million (2009: £212 million).
In the period to 30th September 2010 there were disposals of property, plant and equipment with a book value of £41 million (2009: £35 million) and disposals of intangible assets with a book value of £nil (2009: £nil).
Issued: Thursday, 21st October 2010, London, U.K.

Reconciliation of cash flow to movements in net debt

	9 months	9 months
	2010	2009	2009
	£m	£m	£m
Net debt at beginning of the period	(9,444)	(10,173)	(10,173)

(Decrease)/increase in cash and bank overdrafts	(533)	801	1,054
Cash inflow from liquid investments	(58)	(84)	(87)
Net increase in long-term loans	—	(1,358)	(1,358)
Net repayment of/(increase in) short-term loans	1,292	(148)	102
Net repayment of obligations under finance leases	35	33	48
Debt of subsidiary undertakings acquired	(18)	(4)	(9)
Exchange adjustments	12	784	1,041
Other non-cash movements	(78)	(31)	(62)

Decrease/(increase) in net debt	652	(7)	729

Net debt at end of the period	(8,792)	(10,180)	(9,444)

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2009, apart from JCR Pharmaceutical Co. Limited, a Japanese pharmaceutical company, which is now being accounted for as an associate following the acquisition of further shares in May 2010.
There were no material transactions with any of the Group’s joint ventures and associates in the period. There were also no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 30th September 2010 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Issued: Thursday, 21st October 2010, London, U.K.

Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2010	Q3 2009	9 months 2010	9 months 2009	2009
Average rates:
£/US$	1.56	1.62	1.54	1.54	1.56
£/Euro	1.18	1.14	1.16	1.12	1.12
£/Yen	134	149	138	145	146

Period end rates:
£/US$	1.58	1.60	1.58	1.60	1.61
£/Euro	1.15	1.09	1.15	1.09	1.13
£/Yen	132	143	132	143	150
During Q3 2010, average Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen compared with the same period in 2009.
During the nine months ended 30th September 2010, average Sterling exchange rates were stronger against the Euro but weaker against the Yen and unchanged against the US Dollar compared with the same period in 2009. Period end Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2010 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim financial reporting’ and the accounting policies set out in the Annual Report 2009, except that GSK has implemented IFRS 3 (Revised) ‘Business combinations’, IAS 27 (Revised) ‘Consolidated and separate financial statements: recognition and measurement’ and IFRIC 17 ‘Distributions of non-cash assets to owners’. None of these changes has had a material impact on the results for the periods under review.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2009 has been derived from the full Group accounts published in the Annual Report 2009, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Issued: Thursday, 21st October 2010, London, U.K.

Additional income statement information
Three months ended 30th September 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	Q3 2010	£m	1,950	(282)	(418)	—	8	1,258	64.5
	Q3 2009 (restated)	£m	2,028	(263)	(504)	—	10	1,271	62.7
	Growth CER	%	(8)	5	(21)	—	(40)	(5)

Europe pharmaceuticals	Q3 2010	£m	1,428	(326)	(313)	—	4	793	55.5
	Q3 2009 (restated)	£m	1,599	(329)	(357)	—	2	915	57.2
	Growth CER	%	(9)	2	(10)	—	50	(12)

Emerging Markets	Q3 2010	£m	873	(316)	(262)	(1)	2	296	33.9
pharmaceuticals	Q3 2009 (restated)	£m	746	(262)	(219)	(1)	—	264	35.4
	Growth CER	%	14	21	10	—	>100	12

Asia Pacific / Japan	Q3 2010	£m	693	(140)	(185)	(7)	12	373	53.8
pharmaceuticals	Q3 2009 (restated)	£m	628	(139)	(171)	(5)	1	314	50.0
	Growth CER	%	(2)	(3)	(3)	40	>100	2

ViiV Healthcare	Q3 2010	£m	401	(83)	(51)	(36)	(9)	222	55.4
	Q3 2009 (restated)	£m	392	(84)	(34)	(4)	(3)	267	68.1
	Growth CER	%	(1)	1	47	>100	>100	(21)

Pharmaceuticals R&D	Q3 2010	£m	—	(1)	(40)	(689)	1	(729)
	Q3 2009 (restated)	£m	—	—	(44)	(669)	112	(601)
	Growth CER	%	—	—	(16)	—	(99)	18

Other trading and	Q3 2010	£m	208	(243)	(94)	(159)	73	(215)
unallocated	Q3 2009 (restated)	£m	195	(212)	(74)	(138)	66	(163)
pharmaceuticals	Growth CER	%	3	24	23	16	9	48

Total pharmaceuticals	Q3 2010	£m	5,553	(1,391)	(1,363)	(892)	91	1,998	36.0
	Q3 2009 (restated)	£m	5,588	(1,289)	(1,403)	(817)	188	2,267	40.6
	Growth CER	%	(3)	9	(7)	7	(53)	(16)

Consumer Healthcare	Q3 2010	£m	1,260	(468)	(442)	(38)	1	313	24.8
	Q3 2009 (restated)	£m	1,170	(435)	(417)	(36)	—	282	24.1
	Growth CER	%	4	4	1	6	>100	7

Corporate and other	Q3 2010	£m	—	(16)	(151)	(18)	3	(182)
unallocated costs	Q3 2009 (restated)	£m	—	(8)	(244)	(9)	(65)	(326)
	Growth CER	%	—	>100	(41)	89	>100	(47)

Results before major	Q3 2010	£m	6,813	(1,875)	(1,956)	(948)	95	2,129	31.2
restructuring	Q3 2009 (restated)	£m	6,758	(1,732)	(2,064)	(862)	123	2,223	32.9
	Growth CER	%	(2)	9	(9)	8	(24)	(9)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.
Issued: Thursday, 21st October 2010, London, U.K.

The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 21 to 23.
Three months ended 30th September 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	Q3 2010	£m	982	(324)	(167)	(133)	24	382	38.9
	Q3 2009 (restated)	£m	802	(298)	(164)	(121)	37	256	31.9
	Growth CER	%	19	10	(1)	11	(35)	39

Worldwide	Q3 2010	£m	272	(61)	(85)	(17)	2	111	40.8
dermatologicals	Q3 2009 (restated)	£m	220	(66)	(79)	(11)	1	65	29.5
	Growth CER	%	20	(12)	4	55	100	66

All other	Q3 2010	£m	4,299	(1,006)	(1,111)	(742)	65	1,505	35.0
pharmaceuticals	Q3 2009 (restated)	£m	4,566	(925)	(1,160)	(685)	150	1,946	42.6
	Growth CER	%	(9)	11	(9)	5	(59)	(27)

Total pharmaceuticals	Q3 2010	£m	5,553	(1,391)	(1,363)	(892)	91	1,998	36.0
	Q3 2009 (restated)	£m	5,588	(1,289)	(1,403)	(817)	188	2,267	40.6
	Growth CER	%	(3)	9	(7)	7	(53)	(16)
Issued: Thursday, 21st October 2010, London, U.K.

Nine months ended 30th September 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	9 months 2010	£m	5,794	(710)	(1,444)	—	147	3,787	65.4
	9 months 2009
	(restated)	£m	6,256	(682)	(1,552)	—	367	4,389	70.2
	Growth CER	%	(7)	4	(7)	—	(60)	(14)

Europe pharmaceuticals	9 months 2010	£m	4,901	(1,044)	(1,051)	—	11	2,817	57.5
	9 months 2009
	(restated)	£m	4,856	(1,017)	(1,148)	—	6	2,697	55.5
	Growth CER	%	3	5	(7)	—	83	7

Emerging Markets	9 months 2010	£m	2,587	(914)	(778)	(2)	33	926	35.8
pharmaceuticals	9 months 2009
	(restated)	£m	2,078	(737)	(669)	(2)	2	672	32.3
	Growth CER	%	24	23	18	—	>100	35

Asia Pacific / Japan	9 months 2010	£m	2,305	(470)	(528)	(21)	18	1,304	56.6
pharmaceuticals	9 months 2009
	(restated)	£m	1,834	(406)	(478)	(15)	8	943	51.4
	Growth CER	%	17	13	3	33	>100	27

ViiV Healthcare	9 months 2010	£m	1,163	(255)	(194)	(63)	(16)	635	54.6
	9 months 2009
	(restated)	£m	1,190	(238)	(110)	(12)	(9)	821	69.0
	Growth CER	%	(2)	8	75	>100	(78)	(23)

Pharmaceuticals R&D	9 months 2010	£m	—	(1)	(120)	(2,177)	2	(2,296)
	9 months 2009
	(restated)	£m	—	—	(137)	(2,238)	119	(2,256)
	Growth CER	%	—	—	(13)	(3)	(98)	1

Other trading and	9 months 2010	£m	702	(548)	(298)	(443)	195	(392)
unallocated	9 months 2009
pharmaceuticals	(restated)	£m	570	(542)	(328)	(414)	172	(542)
	Growth CER	%	15	4	30	8	14	(8)

Total pharmaceuticals	9 months 2010	£m	17,452	(3,942)	(4,413)	(2,706)	390	6,781	38.9
	9 months 2009
	(restated)	£m	16,784	(3,622)	(4,422)	(2,681)	665	6,724	40.1
	Growth CER	%	3	9	3	1	(41)	(3)

Consumer Healthcare	9 months 2010	£m	3,743	(1,425)	(1,464)	(116)	3	741	19.8
	9 months 2009
	(restated)	£m	3,490	(1,319)	(1,397)	(105)	1	670	19.2
	Growth CER	%	5	6	3	10	>100	7

Corporate and other	9 months 2010	£m	—	(58)	(2,222)	(59)	(18)	(2,357)
unallocated costs	9 months 2009
	(restated)	£m	—	(56)	(601)	(73)	(84)	(814)
	Growth CER	%	—	4	>100	(19)	(79)	>100

Results before major	9 months 2010	£m	21,195	(5,425)	(8,099)	(2,881)	375	5,165	24.4
restructuring	9 months 2009
	(restated)	£m	20,274	(4,997)	(6,420)	(2,859)	582	6,580	32.5
	Growth CER	%	4	9	28	1	(35)	(26)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.
Issued: Thursday, 21st October 2010, London, U.K.

The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 21 to 23.
Nine months ended 30th September 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	9 months 2010	£m	3,332	(973)	(489)	(376)	71	1,565	47.0
	9 months 2009
	(restated)	£m	2,183	(750)	(476)	(350)	84	691	31.7
	Growth CER	%	51	32	2	9	(15)	>10	0

Worldwide	9 months 2010	£m	799	(182)	(241)	(37)	3	342	42.8
dermatologicals	9 months 2009
	(restated)	£m	452	(119)	(85)	(11)	1	238	52.7
	Growth CER	%	74	50	>100	>100	>100	41

All other	9 months 2010	£m	13,321	(2,787)	(3,683)	(2,293)	316	4,874	36.6
pharmaceuticals	9 months 2009
	(restated)	£m	14,149	(2,753)	(3,861)	(2,320)	580	5,795	41.0
	Growth CER	%	(6)	2	(1)	(2)	(45)	(19)

Total pharmaceuticals	9 months 2010	£m	17,452	(3,942)	(4,413)	(2,706)	390	6,781	38.9
	9 months 2009
	(restated)	£m	16,784	(3,622)	(4,422)	(2,681)	665	6,724	40.1
	Growth CER	%	3	9	3	1	(41)	(3)

Issued: Thursday, 21st October 2010, London, U.K.

Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the nine months ended 30th September 2010, which comprises the income statement and statement of comprehensive income for the three and nine months ended 30th September 2010, the cash flow statement and statement of changes in equity for the nine months ended 30th September 2010, the balance sheet as at 30th September 2010 and related notes (excluding the late-stage pharmaceuticals and vaccines pipeline table, Pharmaceuticals turnover table and the additional income statement information for the three and nine months ended 30th September 2010). We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Results Announcement for the nine months ended 30th September 2010 has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the nine months ended 30th September 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
21st October 2010
London
Notes:
(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Issued: Thursday, 21st October 2010, London, U.K.